March 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:     Morgan Youngwood

                     Edwin Kim

Re:	Dragoneer Growth Opportunities Corp.

Draft Registration Statement on Form S-4

Submitted February 12, 2021

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated March 18, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced draft Registration Statement on Form S-4 (the “Draft Registration Statement”). In connection with such responses, the Company is concurrently filing the revised Registration Statement on Form S-4 (“Registration Statement”), which reflects revisions to the Draft Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Questions and Answers

Q: What will CCC’s equityholders receive in return for the Business Combination with Dragoneer?, page 11

1.

Please estimate the approximate number of New CCC share of commons stock that will be issued to CCC’s existing equityholders. Further, please provide more details of the formula used to calculate this amount. You indicate an implied equity value of $5,740,750,000. Your Business Combination Agreement indicates on page A-23 that the Transaction Share Consideration is based on dividing your adjusted equity value by $10. Please also clarify that the amount of shares issued to CCC’s existing equityholders does not change based on the amount of redemptions from public SPAC investors. Please further disclose the amount of public Class A shares currently beneficially owned by prospective PIPE Investors.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 12, 13, 42, 43, 101, and 134 of the Registration Statement.

Q: How do Sponsor and the other Initial Shareholders intend to vote their shares?, page 25

2.

In light of your Sponsor and the other Initial Shareholders intending to vote to approve all of the proposals, please clarify the percentage of non-affiliated votes of your ordinary shares that are necessary to pass each proposal.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 27, 33 and 34 of the Registration Statement.

Summary of the Proxy Statement/Prospectus, page 28

3.	To provide further context for your revenue and adjusted revenue amounts disclosed on page 29, please provide CCC’s corresponding net losses.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement to provide CCC’s corresponding net losses and EBITDA figures.

4.

To the extent material, disclose the “sophisticated third-part[y] investors” who subscribed to the PIPE Financing, which was considered one of the reasons for the board’s approval of the business combination transaction.

Response to Comment 4:

The Company respectfully advises the Staff that while the Company’s board of directors considered the sophistication of the investors that subscribed to the PIPE Financing to be a positive factor in deciding to approve the Business Combination Proposal, the Company does not believe the identity of any particular PIPE Investor is material to investors. The Company supplementally advises the Staff that all but two of the investors that participated in the PIPE Financing were identified in the Company’s press release announcing the transaction.

5.

Please add a description of the Advent Investor, your controlling stockholder after the Business Combination, and your Sponsor, Dragoneer Growth Opportunities Holdings. With respect to your Sponsor, please also briefly clarify that its Class B ordinary shares enabled it to appoint all of your current directors and each Class B share has 10 votes for any proposal to change your domicile from the Cayman Islands.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 35, 41 and 42 of the Registration Statement.

6.

Please provide a more detailed description of the Shareholders Rights Agreement, including the duration of the lock-up period, the specific acceleration provision of the lock-up period triggered by a $12 share price, and the board appointment rights based on different levels of beneficial ownership. Please also describe the provisions of your articles that are subject to your Shareholders Rights Agreement as briefly referred to on pages 14 and 157.

Response to Comment 6:

In response to the Staff’s comment, the Company has added disclosure on pages 41, 134, 135, 165 and 166 of the Registration Statement to provide a more detailed description of the Shareholders Rights Agreement.

7.

You state that you will incur $150 million in additional debt prior to the transaction close. Please advise us regarding the timing of the financing and confirm that you will provide a discussion of the material terms of the proposed debt arrangement.

Response to Comment 7:

In response to the Staff’s comment, we advise the Staff that the disclosure on pages 49 and 50 has been updated to exclude references to the $150 million in additional debt. We have not yet approved this financing. We will update the disclosure in a future amendment to the Registration Statement in the event we approve such financing in the future.

8.

In discussing your international expansion plans and your global total addressable market of $35 billion, please clarify that you currently generate less than 1% of your total revenues from outside of the United States, as noted on page F-65.

Response to Comment 8:

In response to the Staff’s comment, the Company has added disclosure on pages 38, 145 and 233 of the Registration Statement to clarify that CCC currently generates less than 1% of its total revenues from outside the United States.

9.

On page 29, you disclose that you are seeking to expand your solutions beyond your core automotive insurance claims and automotive collision repair solutions. Please clarify your efforts to diversify your solutions and explain whether you generate material amounts of revenues from these other solutions. You reference workflow tools that includes the terms “quote” and “underwriting” on page 226. Please clarify if your CCC Insurance Solution is referencing such activities as marketing, customer intake, the policy application process, underwriting, customer relationship management or other processes not directly related to claims processing.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the revised Registration Statement to clarify certain terminology used pertaining to the activities CCC supports.

10.

Please clarify how you accounted for the difference between the $7 billion implied enterprise value of CCC and the implied equity value of CCC of $5,740,750 used to calculate the share consideration for CCC equityholders.

Response to Comment 10:

The approximately $7.0 billion implied enterprise value of CCC is pro forma for the contemplated transactions, including the anticipated $150 million PIPE Financing. As shown in the table below, the enterprise value was reduced by debt of approximately $1.3 billion and increased by estimated pro forma cash of approximately $1.1 billion, which yields an equity value of approximately $6.8 billion. The implied equity value of CCC of $5,740,750,000 represents the portion of the $6.8 billion pro forma equity value attributable to existing CCC equityholders after taking into account 69,000,000 Class A ordinary shares held by existing Dragoneer shareholders, 17,500,000 shares to be issued pursuant to the forward purchase agreements, 15,000,000 shares to be issued in the PIPE Financing and 8,625,000 shares held by the Sponsor that will not be subject to forfeiture following the consummation of the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Registration Statement.

(amounts in millions, except per share amount)
Enterprise Value	$7,049
Less: Debt	$1,335
Plus: Cash	$1,128
Equity Value	$6,842
Price Per Share	$10.00
Shares Outstanding	684.200
Less: Class A Ordinary Shares	69.000
Less: Class B Ordinary Shares Not Subject to Forfeiture	8.625
Less: Forward Purchase Agreement Shares	17.500
Less: PIPE Financing Shares	15.000
Shares to Existing CCC Equityholders	574.075
Equity Value to Existing CCC Equityholders	$5,740.750

Risk Factors

Risks Related to CCC’s Business and to New CCC’s Business Following the Business Combination

Risks Relating to Ownership of Our Common Stock

“We will incur increased costs as a result of preparing to operate as a public company, and our management will be required to...”, page 75

11.	Please clarify your disclosures to indicate whether you have identified any material weaknesses in your internal control over financial reporting.

Response to Comment 11:

In response to the Staff’s comment, the Company has added disclosure on pages 78 and 79 of the Registration Statement to clarify that CCC has not identified any material weaknesses in its internal control over financial reporting.

Risk Factors

New CCC’s Proposed Certificate of court Incorporation will designate the Delaware Court of Chancery..., page 103

12.

Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment 12:

In response to the Staff’s comment, the Company has added disclosure on page 106 of the Registration Statement to expand this risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts and that there is uncertainty with respect to such forum selection provisions.

Summary of Dragoneer Financial Analysis, page 144

13.

We note that Dragoneer’s Board was provided with the certain prospective financial information including Adjusted Revenue and Adjusted EBITDA that were prepared by management of CCC. Please disclose in greater detail the basis for and the nature of the material assumptions underlying the projections.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on pages 148, 149 and 150 of the Registration Statement in order to provide additional detail clarifying the basis for and nature of the material assumptions which underlie the projections.

14.

In your fairness/valuation analysis for CCC, we note that you received and considered projections for adjusted revenue and adjusted EBITDA for 2021. Please advise us whether these figures comprise all the financial projections that were provided to you by CCC management that were referenced in your background of the business combination narrative.

Response to Comment 14:

While CCC management made available additional financial information to the Company and its advisors, the financial projections included in the section entitled “Summary of Dragoneer Financial Analysis—Certain Projected Financial Information of CCC” beginning on page 148 of the Registration Statement represent the financial projections actually relied upon by the Company’s board of directors in determining that the Business Combination Agreement, the Business Combination, the Domestication and the other transactions contemplated by the Business Combination Agreement, are in the best interests of the Company and its shareholders.

Unaudited pro Forma Condensed Combined Financial Information, page 193

15.

Please help us better understand your disclosures that indicate CCC modified its existing equity awards such that there will be a change of the probable performance condition at the consummation of the Business Combination, and pro forma adjustments for the incremental stock compensation expense adjustments will be material.

Response to Comment 15:

The Company respectfully advises the Staff that, according to the original terms of the 2017 Stock Option Plan and the non-qualified stock option agreements issued thereunder (collectively, the “Equity Plan”), performance-based options would not vest on occurrence of an initial public offering through Form S-4. Because the Business Combination does not meet the definition of an initial public offering as outlined in the Equity Plan, the performance-based awards would not vest under the original terms of the Equity Plan upon the Business Combination. That is, under the terms of the original Equity Plan, the performance-based awards are not probable of vesting upon the Business Combination. CCC is modifying the terms of its Equity Plan such that the Business Combination will result in the vesting of performance-based awards subject to the achievement of the sponsor return defined in the original Equity Plan. As such, under the modified Equity Plan, it is probable that the performance condition will be achieved when the Business Combination is consummated, which will result in the recognition of compensation cost for these awards. For this reason, CCC has included the estimated amount of the compensation cost that will be recognized for the performance-based awards upon the Business Combination in the pro-forma financial statements. In response to the Staff’s comment, the Company has revised the disclosure related to pro forma financial statements on pages 200 to 207 of the Registration Statement.

16.

Please explain why no effect has been given to the unaudited pro forma combined financial information for the new equity awards CCC expects to enter into with its employees upon the consummation of the Business Combination.

Response to Comment 16:

The Company respectfully advises the Staff that the Company is implementing a new equity compensation plan as part of the Business Combination. CCC will issue new equity awards under that plan after the consummation of the Business Combination, which will require post-combination service to be provided by employees in order for the awards to vest. Because the awards are subject to a post-combination service requirement and have not been granted, no compensation cost has been reflected in the pro-forma financial statements.

Information About CCC, page 220

17.

You have several references to Internet of Things trends in the industry, but specifically mention that your CCC applications powers “IoT capabilities” on page 230. Please explain how your applications relate to Internet of Things.

Response to Comment 17:

The Company respectfully advises the Staff that CCC’s current “IoT capabilities”’ are specifically vehicle telematics solutions, which are described in “Information About CCC—Our Solutions—CCC Other Ecosystem Solutions—CCC Automotive Manufacturer Solutions” on page 238. We have changed the terminology used on page 238 to specifically reference telematics instead of the broader reference to “IoT capabilities.”

18.

We note that you have categories of solutions including CCC Insurance Solutions, CCC Repair Solutions, and CCC Other Ecosystems Solutions. To the extent material, discuss the revenue contribution of each of these categories and clarify whether there are material differences in these revenue streams such as pricing or margins.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on page 231 of the Registration Statement and included revenue contribution by solution categories for Insurance Solutions, Repair Solutions, Other Ecosystem solutions and International. In addition, within each solution category, CCC has provided further break down on revenue type between software and other revenue.

CCC does not believe that there are material differences in the revenue streams for these solution categories. Due to CCC’s functionalized structure, many of its costs are shared across all solution categories and support the revenue generated of all of the categories. As such, CCC does not analyze margins by these categories of solution, nor is this information reviewed by CCC’s CODM for evaluating financial performance and making resource allocations.

Key Performance Measures and Operating Metrics, page 236

19.

Please clarify the differences in your Software Net Dollar Retention Rate (“NDR”) and your Software Gross Dollar Retention Rate (“GDR”). You disclose that GDR reflects only customer losses and does not reflect customer expansion or contraction for these billing accounts on page 237, but your descriptions of the calculation for NDR and GDR appear identical.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the disclosure regarding Key Performance Measures and Operating Metrics on pages 247 and 248 of the Registration Statement in order to clarify the distinction between GDR and NDR calculations.

Results of Operations

Revenue, page 244

20.

We note that the increase in revenues was primarily a result of sales to new customers, existing customer upgrades, expanding solution offerings to these existing customers, as well as increased transactional volumes from existing customers. When a material change in revenues is attributed to two or more factors, including any offsetting factors, please quantify the relative impact of each identified factor. We refer you to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure related to revenue on page 253 of the Registration Statement to quantify the contribution of each identified factor impacting revenue.

CCC’s Management’s Discussion and Analysis of CCC’s Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 246

21.

Please clarify why excluding First Party Clinical Services results from each of your Non-GAAP measures is appropriate. We refer you to Questions 100.04 of Compliance & Disclosure Interpretations on Non-GAAP.

Response to Comment 21:

The Company respectfully advises the Staff of the following fact patterns in order to clarify CCC’s position on the exclusion of the First Party Clinical Services results from its Non-GAAP measures. In the fourth quarter of 2020, CCC decided to sell a certain set of its Casualty services offering, being First Party Clinical Services, to a third-party and closed the deal on December 31, 2020. CCC is providing the detailed impact of this sale in its non-GAAP disclosures in order to provide more consistent period-to-period comparisons without First Party Clinical Services. CCC has excluded First Party Clinical Services GAAP revenue, gross margin, and cost of revenue in its non-GAAP financial measures. These non-GAAP measures are consistently applied in our earnings disclosures where CCC supplements GAAP financial results with certain non-GAAP measures to assess its operating performance.

With respect to Question 100.04 of the Non-GAAP Compliance & Disclosure Interpretations, CCC does not believe it is substituting individually tailored recognition and measurement methods for those of a GAAP accounting and measurement method as all revenue for CCC and First Party Clinical Services have been computed in accordance with GAAP. CCC observes that presentation of First Party Clinical Services as a deduction from revenue does not serve to:

•	accelerate or decelerate revenue recognition nor does it otherwise shift revenue recognition from an accrual basis of accounting to a cash or modified basis of accounting;

•	present revenue on a net basis where CCC is the principal in the transaction and required to present revenue on a gross basis (or vice versa);

•	render the revenue measure inconsistent with the underlying economics.

These same concepts apply to the cost of revenues and gross margin of both CCC and First Party Clinical Services.

In summary, CCC does not believe these adjustments are inconsistent with Question 100.04 and notes that they provide meaningful supplemental information regarding its performance by adjusting GAAP revenue and gross margin to exclude First Party Clinical Services for which the performance obligation subsequent to December 31, 2020 was assigned to a third party as part of an asset purchase agreement.

Liquidity and Capital Resources, page 248

22.	Please file CCC’s First Lien Credit Agreement, Second Lien Credit Agreement and Interest Rate Swap Agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 22:

In response to the Staff’s comment, the Company has filed CCC’s Amendment to the First Lien Credit Agreement as an exhibit to the revised Registration Statement. The Company did not file the Second Lien Credit Agreement because it was repaid in full in February 2020 and is, therefore, not material to the Company. See Note 12 to the consolidated financial statements of Cypress Holdings, Inc. for further details. With regard to the Interest Rate Swap Agreements, CCC believes these agreements are made in the ordinary course of its business and ordinarily accompany the kind of business conducted by CCC. Further CCC does not believe that it is substantially dependent on these agreements. As such the Company does not believe that it is required to file these agreements pursuant to Item 601(b)(10) of Regulation S-K.

Critical Accounting Policies and Estimates, page 253

23.

Please revise your critical accounting policies to discuss the estimates and assumptions associated with your stock incentive plans and the fair value of common stock. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response to Comment 23:

In response to the Staff’s comment, the Company has revised the disclosure on critical accounting policies on page 265 and 266 of the Registration Statement to provide additional detail regarding the estimates and assumptions associated with CCC’s stock incentive plans and the fair value of CCC common stock.

Director Independence, page 268

24.

You indicate that you may utilize the controlled company exemptions for certain corporate governance provisions of the NYSE. Please clarify which exemptions you intend to utilize after the close of your Business Combination.

Response to Comment 24:

In response to the Staff’s comment, the Company has updated the disclosure on page 283 of the Registration Statement to clarify which exemptions we plan to utilize after the close of our Business Combination.

Beneficial Ownership of Securities, page 273

25.	Please disclose the natural person(s) that hold investment and/or voting power over your the shares of common stock beneficially owned by entities listed in your beneficial ownership table.

Response to Comment 25:

In response to the Staff’s comment, the Company has revised the disclosure on pages 289, 290 and 291 of the Registration Statement.

Dragoneer Growth Opportunities Corp.

Condensed Balance Sheet, page F-2

26.	Please update your financial statements pursuant to Rule 3-01 of Regulation S-X.

Response to Comment 26:

In response to the Staff’s comment, the Company has included in the Registration Statement its financial statements as of December 31, 2020 and for the period from July 3, 2020 (inception) through December 31, 2020.

Audited Consolidated Financial Statements of Cypress Holdings, Inc.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-40

27.

You disclose that for contracts with fixed and variable consideration, to the extent that customers’ usage exceeds the committed contracted amounts under their subscriptions, they are charged for their incremental usage and for such overage fees, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur. Please clarify how you recognize revenue for these arrangements. Describe the impact of a contract performing under or exceeding the committed contract amounts. In this respect, describe your pricing model and explain how overage fees compares with the pricing for contracts where fees are solely based on transaction volume. We refer you to ASC 606- 10-32-5. In addition, revise to disclose the amount of revenue recognized for each contract arrangement types (i.e., fixed and variable; transaction volume only). We refer you to ASC 606-10-55-91(d).

Response to Comment 27:

Revenue Recognition for SaaS Arrangements and Various Pricing Models

The Company respectfully advises the Staff that CCC generally sells subscription contracts for either fixed or variable consideration. For contracts with fixed fees for a certain level of transactions, if the number of transactions exceeds the annual usage corresponding to the fixed fee, the additional transactions are priced at a fee per transaction. This fee per transaction is consistent with the implicit price per transaction within the fixed fee for the annual subscription, as well as the fee charged under contracts with only variable consideration. If the customer has fewer transactions than the annual commitment in any year, no credit is provided to the customer nor is the shortfall carried forward to the following contract year. CCC prices its subscription contracts in such a manner that the expected customer usage corresponds to the fixed annual usage commitments. As a result, CCC generally does not anticipate the customer to exceed its annual usage and incur an overage fee. In both fixed and variable priced SaaS arrangements, CCC is providing the customer with its commitment that the SaaS will be made available when and if the customer needs it. CCC’s promise is to stand ready to make its SaaS available to the customer as needed over the contract term and the customer therefore benefits from the SaaS ratably throughout the contract period. Therefore, CCC’s obligation is to provide a stand ready solution and usage commitments in fixed priced contracts are used only as a pricing mechanism. Accordingly, for such contracts with annual usage commitments, CCC uses an output, time-based measure of progress to recognize revenue over the period during which the customer has rights to access the SaaS.

The nature of CCC’s promise for variable priced contracts is the same as its fixed priced contracts and CCC similarly uses an output-based measure of progress to recognize revenue. However, for contracts where fees are solely based on transaction volume, the amount invoiced corresponds directly with the value provided to the customer, and revenue is recognized when invoiced using the as-invoiced practical expedient.

For the limited contracts where customer usage exceeds or is expected to exceed the annual usage commitment under their subscriptions, revenue is recognized on a ratable basis for fixed and variable consideration subject to the variable consideration constraint (variable consideration can only be included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved). CCC believes it can reasonably estimate the amount of variable consideration it expects to be entitled to in each year and recognizes both fixed and estimated variable consideration (subject to the constraint) ratably over each annual period. CCC reviews its estimated variable consideration each reporting period and updates its estimates when appropriate. Since the annual usage commitments are the same for each year under a contract with a customer, overage fees are a fixed rate per usage, and the annual usage commitment is reset each year, the overage fees incurred for a particular annual period qualify for the variable consideration allocation exception set forth at ASC 606-10-32-40 and are therefore allocated to that year’s service. Thus, revenue related to overage fees for each year is recognized in the particular year as the allocation objective is met on an annual basis (i.e., the overage fees for each year (1) are solely associated with that year and (2) reflect the value of the specific outcome associated with the overage for that year). Overage revenues as a percent of CCC’s total revenue were 0.2%, 0.6% and 0.7% during the years ended December 31, 2020, 2019 and 2018, respectively. In response, CCC has amended its revenue recognition policy disclosures within Note 2 to the consolidated financial statements of Cypress Holdings, Inc. where it states the overage revenues recognized during the years presented are not material and also notes Cypress Holdings, Inc. does not provide refunds or credits to a customer when the annual usage commitment is not met. See page F-27.

Disaggregation of Revenue

The Company respectfully advises the Staff that CCC has considered the most appropriate disaggregation of revenue categories for users of its financial statements in accordance with ASC 606, and CCC believes that the disaggregation of revenue by type of revenue and geographic region, as provided in the Registration Statement, is consistent with the objectives of ASC 606-10-50-5. As part of these considerations for properly disclosing revenue results, CCC observes the following.

CCC considered if additional disaggregation of revenue disclosures were appropriate. ASC 606-10-50-5 requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

CCC does not believe the nature, amount, timing and uncertainty of its revenue and cash flows are significantly affected by the contract type. As noted above, within CCC’s contracts that include fixed and variable consideration, the customer’s annual usage commitment is set at a level that approximates the estimated usage during the contract year. In situations where the customer has fewer transactions than the annual commitment in any year, no refund/credit is provided to the customer nor is the shortfall carried forward to the following contract year. While in other situations, the customer may exceed the committed usage resulting in overages. CCC has recognized an immaterial amount of overage revenues over the past three years and the amount of revenue by contract type is generally not significantly impacted by economic conditions. In addition, the amount of revenue recognized each quarter on CCC’s variable fee contracts generally does not fluctuate materially and thereby the timing of revenue recognition on such agreements is consistent with CCC’s fixed consideration contracts. The types of services offered to customers across the different types of contracts is consistent. Rather than the type of contract impacting the nature, amount, timing and uncertainty of revenue and cash flows, CCC believes the type of contract is more reflective of the customer’s preference for the timing and nature of invoicing.

As such, CCC presents its revenue disaggregation in consideration of ASC 606-10-55-91(a), by the type of service provided, (i.e., Software Subscription and Other) as well as in consideration of ASC 606-10-55-91(b), by geographic region, within its Segment Information disclosures. CCC’s other revenues mainly include transactional revenues from its casualty business for contracts that are solely based on transaction volume. Further as mentioned above, within CCC’s subscription revenue, it also has contracts that are based on transactional volume; however, the underlying service is to provide hosted software as a stand-ready obligation and thus disclosed appropriately within subscription revenue.

When assessing the categories by which CCC should disaggregate its revenue, CCC reviewed the examples provided within ASC 606-10-55-91 and considered in conjunction with ASC 606-10-55-90, which notes that when selecting the type of category (or categories), an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following: (i) disclosures presented outside the financial statements, (ii) information regularly reviewed by the CODM for evaluating the financial performance and (iii) other information that is similar to the types of information identified in (i) and (ii) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

In light of the considerations prescribed within ASC 606-10-55-90, CCC does not believe disaggregation of revenue by contract type (i.e., fixed and variable; transaction volume only) is meaningful. Revenue by contract type is not disclosed or presented outside of CCC’s consolidated financial statements, such as investor presentations, nor has it been presented in other areas of the Registration Statement, and CCC does not plan to present this information in future financial information, including earnings releases and annual reports.

Information reviewed by CCC’s CODM for evaluating the financial performance of operating segments does not include such levels of disaggregation and revenue by contract type is not considered in the analysis. Nor is any similar information reviewed by the users of CCC’s financial statements to evaluate its financial performance or make resource allocation decisions. Such decisions are made based upon the aggregated revenue which includes both fixed and variable type contracts and transaction volume only contracts.

CCC believes the disaggregation by type of revenue and geographic region are consistent with the objectives of ASC 606-10-50-5. Further, CCC does not believe disaggregation of its revenue into additional categories, including by type of contract, beyond what is currently presented is necessary as any additional categories are not representative of the nature, amount, timing and uncertainty of its revenue and cash flows, nor would they be consistent with the information presented within other financial information packages or reviewed by the CODM.

Note 9. Goodwill and Intangible Assets, page F-52

28.	Please explain how you determined the customer relationships have an estimated use life ranging from 16 to 18 years. We refer you to ASC 350-30-35.

Response to Comment 28:

The Company respectfully advises the Staff that the following paragraphs provide additional detail on CCC’s process for, and results from, assessing the useful lives of customer relationships.

CCC performed an estimation of the fair value of certain assets, including customer relationships, as part of the allocation of purchase price related to the 2017 Advent International acquisition of CCC. Three portfolios of customer relationships were identified, each of which aligned with a reporting unit of CCC. The customer relationships were valued using a multi-period excess earning method. Projected revenue growth rates pre-attrition ranged from 13% to 34% in 2018 and gradually decreased to a long-term growth rate of 3% by 2023. As part of that valuation exercise, CCC calculated an expected retention rate for each portfolio of customer relationships based on historical experience. The annual retention rates at the time of the acquisition ranged from 95% to 99% (subsequent to the acquisition our Gross Dollar Retention has been approximately 100%). In addition, CCC projected estimates for costs and contributory asset charges to derive the expected future cash flows of the assets. The estimated useful lives were determined based on the point at which incremental discounted cash flow was less than 3% of cumulative discounted cash flows for each portfolio of customer relationships. Based on historical activity, CCC also notes that the customer base is likely to remain at least partially intact for a period of greater than 20 years. As such, the asset’s total period of economic benefit is not expected to be less than CCC’s estimated life of 16-18 years.

CCC does not believe there are any legal, regulatory, or contractual provisions that would limit the useful life of its customer relationships. Based on the facts above CCC concluded that the useful lives of 16 to 18 years were appropriate.

Note 16. Stock Incentive Plans, page F-59

29.	Please tell us whether the performance conditions are probable of occurring for your performance-based and market-based options at the consummation of the Business Combination.

Response to Comment 29:

In response to the Staff’s comment, CCC has added certain disclosures to the paragraph titled ‘Merger Agreement’ within Note 24 of its consolidated financial statements on page F-52 of the Registration Statement. The Company respectfully advises the Staff of the following context of CCC’s stock option plan as additional clarity as to this matter:

Under the terms of the 2017 Stock Option Plan and the non-qualified stock option agreements issued thereunder, the performance condition is not probable at the consummation of the Business Combination. As defined in the Equity Plan, the Business Combination does not meet the change in control or sponsor returns provisions, or the defined term of an IPO, one of which would be required to trigger the performance condition determination. The Equity Plan does provide for CCC’s Board of Directors to modify the Equity Plan at its discretion in relation to a corporate event. Using this provision, we are modifying the Plan to allow for vesting of the performance-based with a market condition options upon the consummation of the Business Combination. CCC will recognize compensation cost associated with the modified awards when it is probable that the performance condition will be achieved, which is on the date of consummation of the Business Combination. CCC will remeasure the fair value of the awards on the date of the modification, consistent with the modification guidance in ASC 718. CCC has added additional disclosure in Note 22 of its consolidated financial statements as follows “Further, if consummated, accelerated vesting of the performance-based stock options and Phantom stock options will occur. As the performance condition would not be satisfied upon consummation of the Business Combination this will be accounted for as a modification under ASC 718.”

Note 22. Subsequent Events, page F-65

30.

We note that in December 2020, you sold your First Party Clinical Services to a third- party buyer. Please tell us your consideration of presenting the divestiture of First Party Clinical Services as held for sale or discontinued operations in your consolidated financial statements for the year ending December 31, 2020. We refer you to ASC 205-20-45.

Response to Comment 30:

The Company respectfully advises the Staff that CCC believes that the divestiture of its First Party Clinical Services does not meet the requirements to be presented as held for sale or discontinued operations based on the following considerations.

CCC Management’s decision to divest CCC’s First Party Clinical Services was made during the fourth fiscal quarter of the year ended December 31, 2020, and the Asset Purchase Agreement’s close date was December 31, 2020. As a result, at December 31, 2020 CCC had divested its First Party Clinical Services and determined the held for sale presentation was not appropriate. In addition, while the Asset Purchase Agreement transferred the obligation of providing services in CCC’s existing customer agreements as well as related assets and liabilities to the third-party buyer, the related assets and liabilities were immaterial.

In evaluating the sale of its First Party Clinical Services to a third-party buyer, CCC considered the guidance in ASC 205-20-45, which requires three criteria be met for a disposal transaction to qualify for reporting as a discontinued operation. Those criteria include: (i) the disposal group is a component of an entity, (ii) the component of an entity meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale and (iii) the component of an entity represents a strategic shift that has a major effect on an entity. Although the second criterion is met as the First Party Clinical Services was sold to a third party buyer, CCC does not believe the first and third criteria are met for the reasons articulated below.

The first criteria requires the disposal group be a component of an entity. The definition of a component of an entity states “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity.” CCC’s First Party Clinical Services represents a group of services provided to customers as part of our larger portfolio offered within CCC’s Casualty suite of services. The cash flows from the First Party Clinical Services cannot be clearly distinguished from the other Casualty services. As such, CCC concluded that First Party Clinical Services is not a component of CCC.

In consideration of the third criteria, CCC does not believe the disposal of First Party Clinical Services represents a strategic shift that has or will have a major effect on its operations and financial results. The divesture of these services was only one piece of the overall service CCC offers its customers on the review of casualty claims associated with automobile accident. CCC continues to provide Casualty services related to automobile accidents to its customers as part of its existing agreements and long-term software strategy. CCC’s First Party Clinical Services generated revenues of $34.7 million, $46.0 million and $51.6 million during the years ended December 31, 2020, 2019 and 2018, respectively. As a percentage of total revenue, First Party Clinical Services revenues were 5.5%, 7.5% and 9.1%, during the years ended December 31, 2020, 2019 and 2018, respectively. Furthermore, First Party Clinical Services generated gross margin of $3.4 million, $6.1 million and $12.3 million during the years ended December 31, 2020, 2019 and 2018, respectively. As a percentage of total gross margin, First Party Clinical Services represented 0.8%, 1.6% and 3.4% during the years ended December 31, 2020, 2019 and 2018, respectively. As part of CCC’s consideration of ASC 205-20-45, it determined the sale of the First Party Clinical Services does not represent a strategic shift that has a major effect on CCC.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden
Thomas Holden

cc:	Pat Robertson, Dragoneer Growth Opportunities Corp.